TAHOE RESOURCES APPOINTS CHUCK JEANNES TO BOARD OF DIRECTORS

VANCOUVER, British Columbia – January 3, 2017 – Tahoe Resources Inc. (“Tahoe” or the “Company”) (TSX: THO; NYSE: TAHO) is pleased to announce the appointment of Chuck Jeannes to the Company’s Board of Directors effective January 1, 2017.

Mr. Jeannes brings to Tahoe over 30 years of mining industry experience. Most recently, he served as President and CEO of Goldcorp Inc., leading the Company’s development into one of the world’s largest and most successful gold mining companies. Before assuming that role, he served as Goldcorp’s Executive Vice-President, Corporate Development. Mr. Jeannes joined Goldcorp in November 2006 following the Company’s merger with Glamis Gold Ltd., where he held a number of senior positions and played a key role in acquiring, financing and developing the Marlin, El Sauzal and Peñasquito mines. Prior to joining Glamis, he served as Vice President of Placer Dome Inc. and also practiced law for 11 years, specializing in mining transactions. Mr. Jeannes holds a B.A. degree from the University of Nevada (1980) and graduated from the University of Arizona College of Law with honors in 1983.

Kevin McArthur, Tahoe’s Executive Chair, commented: “We are delighted to welcome Chuck Jeannes to Tahoe’s Board. We have worked with Chuck extensively in the past and have the greatest respect for his abilities and experience in building successful, large-scale mining companies. He brings to our Board a tremendous combination of business expertise and technical knowledge. His contribution will prove very beneficial as Tahoe moves forward with its plans to significantly grow gold production in Canada and Peru, while continuing to operate one of the world’s largest and lowest-cost silver mines in Guatemala.”

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate precious metals mines, to pay significant shareholder dividends and to grow by developing long-term, low-cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the GDX and Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

For further information, please contact:
Tahoe Resources Inc.
Mark Utting, Vice President, Investor Relations
investors@tahoeresources.com
Tel: 416-703-6298